# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cadeler A/S, CIK 0001978867
CUSIP: 12738K109
Title of class of securities: Ordinary Shares, nominal value DKK 1.00 per share
Address of issuer's principal executive offices: Kalvebod Brygge 43, Copenhagen V, Denmark (G7), DK-1560
Date of event which requires filing of this statement: 11/04/2026
Amends the filing with accession number 0000919574-24-000400
Filed by CIK 0001646142
Persons authorized to receive notices and communications: Emanuele Lauro, 99, Boulevard du Jardin Exotique, Monaco, Monaco (O9), 98000, 377-9798-5716

## Reporting persons
- Scorpio Services Holding Ltd (CIK 0001646142): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As a result of the Exchange Offer described in Item 1, as of November 4, 2026, the Reporting Person ceased to beneficially own any ordinary shares of Cadeler A/S. The CUSIP number 12738K109 applies to the Issuer's American Depositary Shares, each representing four ordinary shares of the Issuer.
- Scorpio Holdings Ltd (CIK 0002142281): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As a result of the Exchange Offer described in Item 1, as of November 4, 2026, the Reporting Person ceased to beneficially own any ordinary shares of Cadeler A/S. The CUSIP number 12738K109 applies to the Issuer's American Depositary Shares, each representing four ordinary shares of the Issuer.
- Annalisa Lolli-Ghetti (CIK 0001512327): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As a result of the Exchange Offer described in Item 1, as of November 4, 2026, the Reporting Person ceased to beneficially own any ordinary shares of Cadeler A/S. The CUSIP number 12738K109 applies to the Issuer's American Depositary Shares, each representing four ordinary shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value DKK 1.00 per share
Name of issuer: Cadeler A/S
Address of issuer's principal executive offices: Kalvebod Brygge 43, Copenhagen V, Denmark (G7), DK-1560
Comment:
This Amendment No. 1 (this "Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 17, 2024 (the "Original Schedule 13D" and, as amended by this Amendment No. 1, the "Schedule 13D") by Scorpio Holdings Limited ("Scorpio Holdings"), Scorpio Services Holding Limited ("SSH") and Annalisa Lolli-Ghetti ("Ms. Lolli-Ghetti" and, together with Scorpio Holdings and SSH, the "Reporting Persons") relating to the ordinary shares, nominal value DKK 1.00 per share (the "Shares"), including Shares represented by American Depositary Shares ("ADSs", each representing four Shares), of Cadeler A/S (the "Issuer"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Except as otherwise stated in this Amendment No. 1, the Original Schedule 13D remains in full force and effect. This Amendment No. 1 is being filed to reflect the completion of the redomiciliation of the Issuer from Denmark to the United Kingdom (the "Redomiciliation"), which was effected by way of a registered exchange offer (the "Exchange Offer") by Cadeler plc, a company incorporated under the laws of England and Wales ("Cadeler plc"), to exchange for each outstanding Share validly tendered and not validly withdrawn in the Exchange Offer, one (1) ordinary share of Cadeler plc, with a nominal value of $1.00 per share (the "Cadeler plc Shares"). In connection with the Exchange Offer, the Shares beneficially owned by the Reporting Persons were tendered to Cadeler plc and exchanged for Cadeler plc Shares at an exchange ratio of 1:1. Following the Exchange Offer, the Reporting Persons no longer own any Shares, and this Amendment No. 1 serves as an exit filing by the Reporting Persons with respect to the Shares in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Exchange Offer, as of November 4, 2026, the Reporting Persons no longer beneficially own any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Exchange Offer, as of November 4, 2026, the Reporting Persons no longer beneficially own any Shares.
Transactions in the class effected during the past sixty days: On September 21, 2026, Cadeler plc launched the Exchange Offer in connection with the contemplated Redomiciliation. In connection with the Exchange Offer, Scorpio Holdings and SSH tendered all of their 41,385,792 Shares and 7,971,033 Shares, respectively, in exchange for 41,385,792 and 7,971,033 newly issued Cadeler plc Shares, respectively. The Exchange Offer expired on October 28, 2026. On November 2, 2026, Cadeler plc announced the final results of the Exchange Offer, including whether or not the conditions to the Exchange Offer had been satisfied or, to the extent legally permitted, waived. Under the terms of the Exchange Offer, the tendering of Shares by Scorpio Holdings and SSH, and their corresponding commitment to acquire the Cadeler plc Shares, became irrevocable upon the final results announcement made by Cadeler plc. As a result of their irrevocable commitment to tender the Shares and acquire the Cadeler plc Shares, the Reporting Persons ceased to beneficially own any Shares as of November 4, 2026. Except as described herein, to the best of the Reporting Persons' knowledge, there have been no transactions in the Shares effected by the Reporting Persons or, to the best of the knowledge of the Reporting Persons, without independent verification, any of the other persons with respect to whom information is given in response to Item 2, during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Amendment No. 1 is being filed to report that, as of November 4, 2026, the Reporting Persons do not beneficially own more than five percent of the outstanding Shares of the Issuer.

## Signatures
- Scorpio Services Holding Ltd: /s/ Filippo Lauro, Filippo Lauro, Director and Vice President (11/12/2026)
- Scorpio Holdings Ltd: /s/ Filippo Lauro, Filippo Lauro, Director and Vice President (11/12/2026)
- Annalisa Lolli-Ghetti: /s/ Annalisa Lolli-Ghetti, Annalisa Lolli-Ghetti (11/12/2026)